June 25, 2019

Glenn Fogel
Director, Chief Executive Officer and President
Booking Holdings Inc.
800 Connecticut Avenue
Norwalk, CT 06854

       Re: Booking Holdings Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-36691

Dear Mr. Fogel:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Segment Reporting, page 83

1. Please tell us in detail how you determined all of your operating segments or brands are properly aggregated into one reportable segment. Please be sure to address each of the aggregation criteria in ASC 280-10-50-11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robyn Manuel, Staff Accountant, at 202-551-3823 or Bill Thompson,
Branch Chief, at 202-551-3344 with any questions.
 Glenn Fogel
Booking Holdings Inc.
June 25, 2019
Page 2

FirstName LastNameGlenn Fogel        Sincerely,
Comapany NameBooking Holdings Inc.
                                     Division of Corporation Finance
June 25, 2019 Page 2                 Office of Consumer Products
FirstName LastName